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                                                               Page 1 of 8 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                 Hydril Company
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  4487774 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

CUSIP NO. 448774 10 9                                          Page 2 of 8 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
            --------------------------------------------------------------------
        (b)
            --------------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        The trust is governed by the laws of the State of California
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       none
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      1,527,935
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     none
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   1,527,935
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,527,935
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        18.3%(1)
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
        OO
--------------------------------------------------------------------------------
(1) This figure reflects that the Trust under Paragraph VIII of the Will of Frank R Seaver, Deceased, may be deemed the beneficial owner of 1,527,935 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2003, as of November 6, 2003, there were a total of 16,049,192 shares of common stock outstanding and 6,757,721 shares of class B common stock outstanding. The Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased, may be deemed to have 18.3% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP NO. 448774 10 9                                          Page 3 of 8 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        The Seaver Institute
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
            --------------------------------------------------------------------
        (b)
            --------------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        California
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       486,715
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      1,527,935(2)
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     486,715
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   1,527,935(2)
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        2,014,650
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        24.1%(3)
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------
(2) These shares are held by the Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased.

(3) This figure reflects that The Seaver Institute may be deemed the beneficial owner of 2,014,650 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2003, as of November 6, 2003, there were a total of 16,049,192 shares of common stock outstanding and 6,757,721 shares of class B common stock outstanding. The Seaver Institute may be deemed to have 24.1% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP NO. 448774 10 9                                          Page 4 of 8 Pages

ITEM 1.

  Item 1(a) Name of Issuer:                Hydril Company
  Item 1(b) Address of Issuer's            3300 North Sam Houston Parkway East
            Principal Executive Offices:   Houston, Texas 77032-3411

ITEM 2.
  Item 2(a) Name of Person Filing:         Trust under Paragraph VIII of the
                                           Will of Frank R. Seaver, Deceased
  Item 2(b) Address of Principal           c/o The Seaver Institute
            Business:                      11611 San Vicente Blvd., Ste. 545
                                           Los Angeles, CA 90049

  Item 2(c) Citizenship:                   The trust is governed by the laws of
                                           the State of California
  Item 2(d) Title of Class of Securities:  Common Stock
  Item 2(e) CUSIP Number:                  448774 10 9


  Item 2(a) Name of Person Filing:         The Seaver Institute
  Item 2(b) Address of Principal           11611 San Vicente Blvd. Ste. 545
            Business:                      Los Angeles, CA 90049

  Item 2(c) Citizenship:                   California
  Item 2(d) Title of Class of Securities:  Common Stock
  Item 2(e) CUSIP Number:                  448774 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

             (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

             (c) [ ]   Insurance Company as defined in section
                       3(a)(19) of the Act (15 U.S.C. 78c).

             (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

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CUSIP NO. 448774 10 9                                          Page 5 of 8 Pages

             (e) [ ]   An investment adviser in accordance with
                       Section 240.13d-1(b)(1)(ii)(E);

             (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

             (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

             (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
                       (12 U.S.C. 1813);

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j) [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

         For the Trust under Paragraph VIII of the Will of Frank R. Seaver,
         Deceased: Such trust may be deemed to beneficially own 1,527,935 shares of class B common stock. Each share of class B common stock is immediately convertible into one share of common stock. The beneficiaries of such trust are various educational and religious institutions.

         (a)      Amount Beneficially Owned: 1,527,935

         (b) Percent of Class: 18.3% (See footnote 1 to item 11 on cover page)

         (c)      Number as to which such person has:

                  (i)      Sole power to vote or direct the vote:           none

                  (ii)     Shared power to vote or direct the vote:    1,527,935

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                                  none

CUSIP NO. 448774 10 9                                          Page 6 of 8 Pages

                  (iv)     Shared power to dispose of or to direct the
                           disposition:                                1,527,935

         For The Seaver Institute: The Seaver Institute may be deemed to beneficially own: (1) 486,715 shares of class B common stock held by The Seaver Institute, and (2) 1,527,935 shares of class B common stock held by The Seaver Institute as sole trustee of a trust created under Paragraph VIII of the Will of Frank R. Seaver, Deceased, of which the beneficiaries are various educational and religious institutions. Each share of class B common stock is immediately convertible into one share of common stock.

         (a)      Amount Beneficially Owned: 2,014,650

         (b) Percent of Class: 24.1% (See footnote 3 to item 11 on cover page)

         (c)      Number as to which such person has:

                  (i)      Sole Power to vote or direct the vote:        486,715

                  (ii)     Shared power to vote or direct the vote:    1,527,935

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                               486,715

                  (iv)     Shared power to dispose of or to direct the
                           disposition:                                1,527,935

ITEM 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

ITEM 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable

CUSIP NO. 448774 10 9                                          Page 7 of 8 Pages

ITEM 9.  Notice of Dissolution of Group

         Not Applicable

ITEM 10. Certification

         Not Applicable

CUSIP NO. 448774 10 9                                          Page 8 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004

                                          THE SEAVER INSTITUTE, AS TRUSTEE
                                          UNDER PARAGRAPH VIII OF THE WILL
                                          OF FRANK R. SEAVER, DECEASED

                                          The Seaver Institute, as Trustee


                                          By: /s/ VICTORIA SEAVER DEAN
                                              ----------------------------------
                                              Victoria Seaver Dean,
                                              President


                                          THE SEAVER INSTITUTE


                                          By: /s/ VICTORIA SEAVER DEAN
                                              ----------------------------------
                                              Victoria Seaver Dean,
                                              President

                                  EXHIBIT INDEX

EXHIBIT        DESCRIPTION
-------        -----------
  99           Joint filing agreement